                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          SCHEDULE TO (AMENDMENT NO. 1)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Century Properties Fund XIX
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                             AIMCO Properties, L.P.
--------------------------------------------------------------------------------
                       (Names of Filing Persons - Offeror)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
--------------------------------------------------------------------------------
            Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                                      Amount of filing fee
----------------------                                      --------------------
$3,901,209.43                                               $315.61

* For purposes of calculating the fee only. This amount assumes the purchase of 37,193.34 units of limited partnership interest of the subject partnership for $104.89 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $315.61            Filing Party: AIMCO Properties, L.P.

Form or Registration No.:  Schedule TO      Date Filed:  November 12, 2003


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 1 TO SCHEDULE TO

                  This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the "Schedule TO") relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Century Properties Fund XIX, a California limited partnership (the "Partnership"), at a price of $104.89 per unit in cash, subject to the conditions set forth in the Litigation Settlement Offer dated November 12, 2003, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Copies of the Litigation Settlement Offer and the Letter of Transmittal were filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented as follows:

(a)(5)   Supplement to Litigation Settlement Offer dated December 5, 2003.

                                    SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2003
                                               AIMCO PROPERTIES, L.P.

                                               By:  AIMCO-GP, INC.
                                                    Its General Partner

                                               By:  /s/ Patrick J. Foye
                                                    ----------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
(a)(5)            Supplement to Litigation Settlement Offer dated December 5,
                  2003.